

June 21, 2012

Via E-Mail
Robert W. D'Loren, Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

> **Re:** **Xcel Brands, Inc.**
> **Amendment No. 2 to Form S-1**
> **File No. 333-177585**
> **Filed May 29, 2012**

Dear Mr. D'Loren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated May 14, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are unable to locate your response to prior comment 1 as to your election under Section 107(b) of the Jumpstart Our Business Startups Act. Please be aware if you are seeking to opt out of the extended transition period for complying with new or revised accounting standards, you must prominently disclose your election and include a statement that is irrevocable on a pre-effective basis. Please revise as appropriate.

Cover Page

2.   As the selling security holders must sell your common stock at a fixed price until such time as your stock is listed on an exchange or quoted on the OTC Bulletin Board, please

delete the first sentence of the third paragraph on the cover page. Also, we note your statement on page 3 under the subheading "Terms of the Offering" that the selling security holders will determine when and how they will sell the stock being offered in the prospectus. Please revise to clarify that the shares must be offered at a fixed price of $3.00 per share for the duration of your offering or until they are quoted on the OTC Bulletin Board or listed on an exchange.

Risk Factors, page 4

3.   We note your response to prior comment 6. Please disclose in the prospectus summary that under his compensation agreement, Mr. Mizrahi has the right to a 5% bonus of net royalty income in excess of $25 million. Alternatively, you may add a risk factor that describes the potential effect of the bonus provision in future periods on your results of operation.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 if you have any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney